                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                           Norland Medical Systems, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   656031 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                                Reynald G. Bonmati
                                   Premium Point
                              New Rochelle, NY 10801
                                  (914) 576-6032

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 1, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 656031-10-1                                         Page 2 of 5 Pages



-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Reynald G. Bonmati (Soc. Sec. No. ###-##-####)
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                         (a)  / /
     OF A GROUP*                                                   (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S. citizen
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 1,132,500
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    1,050,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    1,132,500
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    1,050,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,182,500
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 30.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages

CUSIP NO. 656031-10-1


Item 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $0.0005 per share ("Common Stock"), of Norland Medical Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

Item 2.  IDENTITY AND BACKGROUND.

               The person filing this statement is Reynald G. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801. The undersigned is Chairman of the Board, President, Treasurer and a Director of the Issuer. The undersigned is also a Managing Director of Norland Medical Systems, B.V.; President and a Director of Norland Corporation; President and a Director of The EICON Group, Inc.; and President and a Director of Novatech Resource Corporation and Novatech Management Corporation.

               During the past five years, the undersigned has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

               The undersigned is a citizen of the United States.

Item 3.  SOURCE AND AMOUNTS OF FUNDS OF OTHER CONSIDERATION.

               On January 1, 1997 the undersigned exercised vested options previously granted to the undersigned under the Issuer's Amended and Restated 1994 Stock Option and Incentive Plan. The undersigned purchased 187,500 shares of Common Stock (the "Shares") at an aggregate exercise price of $112.50. The undersigned holds options to purchase an additional 30,000 shares of Common Stock at an exercise price of $15.00 per share. Options with respect to 7,500 of these shares became exercisable on January 1, 1997. Options for an additional 7,500 shares will vest and become exercisable on each of January 1, 1998, January 1, 1999 and January 1, 2000.

Item 4.  PURPOSE OF TRANSACTION.

               The undersigned has acquired the 187,500 Shares as an investment. It is possible that in the future the undersigned may acquire additional shares of Common Stock, either by the grant or exercise of stock options or by open market or private purchases, and may sell shares of Common Stock.

               The undersigned has been President (chief executive officer) and a director of the Issuer since the Issuer commenced operations in January of 1994. In such capacities, the undersigned is frequently involved in discussions concerning, among other things, the Issuer's operating and other plans and various potential transactions to which the Issuer might be a party.

               Subject to the foregoing, the undersigned does not, in his individual capacity, have any plans or proposals which relate to or would result in:

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                                                               Page 4 of 5 Pages



               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j)  Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) The undersigned may be deemed to be the beneficial owner of 2,182,500 shares of Common Stock (or 30.7% of the total outstanding). This figure includes: (i) 1,132,500 shares owned directly by the undersigned (including 7,500 shares which may be acquired upon the exercise of vested options); (ii) 786,000 shares owned by Norland Partners, L.P. ("Norland Partners"); and (iii) 264,000 shares owned by Novatech Ventures, L.P. ("Novatech Ventures"). The undersigned may be deemed to beneficially own the shares owned by Norland Partners and Novatech Partners due to his relationship with such entities. The undersigned is President and a principal stockholder of (i) Novatech Management Corporation, the sole general partner of Norland Partners, and (ii) Novatech Resource Corporation, the sole general partner of Novatech Ventures. The undersigned is also a limited partner of Novatech Ventures. Beneficial ownership of the stock owned by Norland Partners and Novatech Ventures is disclaimed by the undersigned, except to the extent of his proportionate interest in such limited partnerships.

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                                                               Page 5 of 5 Pages



               (b) The undersigned has sole power to vote and dispose of 1,132,500 shares of Common Stock owned directly by the undersigned and shared power to vote and dispose of 786,000 shares of Common Stock owned by Norland Partners and 264,000 shares of Common Stock owned by Novatech Ventures.

               (c) There have been no transactions in securities of the Issuer effected during the past sixty days by the undersigned other than the acquisition of the 187,500 Shares, as described in Item 2.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer owned by the undersigned, Norland Partners and Novatech Partners.


               (e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER

               Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Not applicable.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1997

                                                  /s/ Reynald G. Bonmati
                                                  ---------------------------
                                                      Reynald G. Bonmati